599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

VIA EDGAR

July 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenidge Generation Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 25, 2021

File No. 333-255741

Ladies and Gentlemen:

On behalf of our client, Greenidge Generation Holdings Inc. (“Greenidge”), we are writing in response to comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “SEC”), set forth in its letter dated July 12, 2021 (the “Second Comment Letter”), relating to Greenidge’s Registration Statement on Form S-4 (File No. 333-255741) filed with the SEC on May 4, 2021 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the SEC on June 25, 2021. Greenidge has filed today via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

To facilitate your review of Greenidge’s responses, we have set forth below in italics each comment of the Staff in the Second Comment Letter, followed immediately by Greenidge’s response thereto. References in the responses to page numbers are to pages of Amendment No. 2, unless otherwise indicated. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 2.

*****

Amendment No. 1 to Registration Statement on Form S-4/A filed June 25, 2021

Cover page

1.	Please move the disclosure provided in response to prior comment 1 from the registration statement cover page to the proxy statement/prospectus cover page.

Response: In response to the Staff’s comment, the disclosure provided in response to prior comment 1 has been moved from the registration statement cover page to the proxy statement/prospectus cover page in Amendment No. 2.

Note 1 – Description of Transaction and basis of Presentation, page 28

2.

You state that your pro forma information has been prepared based on a preliminary estimate of fair value from a third-party valuation firm. To the extent you relied upon a third-party valuation specialist, please disclose the name of the specialist and include the expert’s consent pursuant to Securities Act Rule 436(b) of Regulation C. Alternatively, clarify your reference to this third-party valuation. Refer to Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

Response: In response to the Staff’s comment, Greenidge notes that it is not relying upon the third-party valuation specialist as an expert and the disclosure under the heading “Basis of Presentation” in Note 1 on page 28 of Amendment No. 2 has been revised to delete the reference to the third-party valuation firm.

Note 4 – Pro forma adjustments, page 29

3.

As your intangible assets expected to be recorded are comprised of different assets that will be amortized over different periods, please revise footnote (f) to separately present the portion of the adjustment related to each intangible. Alternatively, revise to disclose the estimated intangible asset separately for each type of intangible. Also, disclose the method used to determine the amortization expense Refer to Article 11-02(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure in footnote (f) on page 30 of Amendment No. 2 has been revised to separately identify the portion of the adjustment related to each intangible. Additionally, Greenidge has disclosed the method used to determine amortization expense.

4.

We note that footnote (h) includes adjustments for D&O insurance yet to be incurred. Please tell us whether this is related to your reorganization or to the merger with Support. To the extent that this, or any other adjustment included, relates to your reorganization, please revise your footnote to provide separate quantification of the portion of the adjustment related to the reorganization and the merger. Refer to Article 11-02(b)(4)(ii) of Regulation S-X. You also state that this adjustment includes an amount for the estimated value of the Investor Fee based upon the percent ownership and the estimated valuation of the combined entity; however, this is separately reflected in adjustment (e). Please explain or revise.

Response: In response to the Staff’s comment, the disclosure in footnote (h) on page 30 of Amendment No. 2 has been revised to remove the reference to the adjustment for the Investor Fee, which is separately identified in footnote (e). In addition, the presentation of the Pro Forma Combined Statement of Operations for the year ended December 31, 2020 on page 27 of Amendment No. 2 has been revised to separately identify the adjustment for the Investor Fee with a reference to note (e). The remaining adjustment referenced in footnote (h) on page 30 of Amendment No. 2 only includes adjustments associated with the Merger. Additionally, the disclosure in footnote (h) on page 30 of Amendment No. 2 has been corrected to remove the reference to D&O insurance as there were no adjustments for D&O insurance in the pro forma historical financials, since the financial results for Support included costs for D&O insurance.

5.

Please refer to prior comment 3. We note that you present the income tax impacts for both the merger and your reorganization in one adjustment. Please revise footnote (i) to separately quantify the portion of the adjustment related to the merger and the portion related to your reorganization.

Response: In response to the Staff’s comment, the presentation of the Pro Forma Combined Statement of Operations for the year ended December 31, 2020 on page 27 of Amendment No. 2 and the disclosure in footnote (i) of Note 4 to the Pro Forma Condensed Combined Statement of Operations on page 30 of Amendment No. 2 have been revised to separately include a pro forma adjustment for the impact on the tax provision in 2020 assuming that the reorganization had occurred on January 1, 2020. Additionally, the pro forma adjustment associated with the reorganization has been separated from the adjustment for the Merger and is included in footnote (j) of Note 4 to the Pro Forma Condensed Combined Statement of Operations on page 30 of Amendment No. 2.

Reasons for the Merger, page 73

6.

In response to prior comment 12, you indicate that Greenidge does not believe that any changes in mining economics since the announcement of the proposed Merger have materially affected the projected financial information included in the materials disseminated by Greenidge and Support in connection with the announcement of the proposed Merger. Please disclose and discuss the decrease in the price of bitcoin since the Greenidge projections were prepared and why this would not materially impact the Greenidge projections. In this regard, you indicate on page 89 that the Greenidge projections were based on a revenue rate of $325/MWh, implying a bitcoin price of approximately $51,000.

Response: In response to the Staff’s comment, the disclosure on page 89 of Amendment No. 2 has been revised to include disclosure regarding the decrease in the price of bitcoin and mining difficulty since the Greenidge projections were prepared. Greenidge notes that while Bitcoin price dropped by approximately 32% between March 4, 2021 and July 15,

2021, there was also a similar decrease in network difficulty, which declined approximately 34%. When difficulty, a measure of the relative complexity of the algorithmic solution required to create a block and receive an award, declines, the number of rewards Greenidge is able to earn increases at an inverse proportion. Currently, Greenidge’s revenue $/MWh approximates the March 4, 2021 projections. Given that the difficulty decline largely offsets the decline in bitcoin price, Greenidge does not believe that the changes in mining economics since the announcement of the proposed Merger have materially affected the projected financial information included in the materials disseminated by Greenidge and Support in connection with the announcement of the proposed Merger.

Support Projections, page 88

7.

We note the assumptions underlying the Support projections disclosed in response to prior comment 13. Please discuss the extent to which the assumptions do not reflect recent historical trends experienced by Support and why these assumptions were made.

Response: In response to the Staff’s comment, it is noted that, in light of, among other things, the growing $50 billion customer care business process outsourcing (“BPO”) market, Support began in the second half of 2020 to implement a strategic transition aimed at shifting its focus from a domestic direct-to-consumer strategy to a global enterprise strategy, including hiring a new leadership team with a track record of building profitable BPO businesses. Support believes that its new leadership team, an investment in sales, and its global dedicated homesourcing model provide an opportunity to disrupt traditional brick-and-mortar competitors and therefore support the growth in future operating results reflected in the forecasted financial information for Support included in the proxy statement/prospectus.

Greenidge Projections, page 89

8.

We note the assumptions underlying the Greenidge projections disclosed in response to prior comment 14. Please provide more information about the bases for the assumptions and why they were chosen. For example,

•	Disclose how each assumption compares to the then-current rates as well as to historical trends.

•	In light of volatility in both the bitcoin and gas and power markets, explain why Greenidge prepared projections through 2025 and applied the same assumptions to all periods.

•	Disclose whether the projections take into consideration the bitcoin block reward halving expected to occur in 2024.

Response: In response to the Staff’s comment, the disclosure on page 89 of Amendment No. 2 has been revised to (a) include detail on how each assumption compares to the then-current rates as well as to historical trends, (b) explain why Greenidge prepared projections through 2025 and applied the same assumptions to all periods, and (c) disclose that Greenidge’s long-term view of mining revenue $/MWh will overcome events that cause short term volatility such as those that may be caused by the bitcoin block reward halving expected to occur in 2024.

The Power Generation Industry in New York State, page 125

9.	The following disclosures you added on page 125 in response to prior comment 20 appear to be inconsistent. Please revise or clarify your disclosure to better explain the distinction:

•	“It is possible that supply side constraints may impact the ability of our suppliers to timely fulfill our open orders.”

•	“Greenidge does not anticipate any supply side constraints to impact the ability of its suppliers to deliver on the remaining miners not yet manufactured.”

Response: In response to the Staff’s comment, the disclosure on page 125 of Amendment No. 2 has been revised to note that while there exists a possibility that supply side constraints may impact the ability of Greenidge’s suppliers to timely fulfill its open orders, Greenidge does not anticipate any supply side constraints to impact the ability of its suppliers to deliver on the remaining miners not yet manufactured. Greenidge also notes that it has not experienced any issues with suppliers fulfilling orders to date.

Legal Proceedings, page 133

10.

Please provide all the disclosure required by Item 103 of Regulation S-K for the six complaints filed since the announcement of the merger, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto.

Response: In response to the Staff’s comment, the disclosure on page 133 of Amendment No. 2 has been revised to provide the disclosure required by Item 103 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for Greenidge

Overview, page 134

11.	We note your revisions provided in response to prior comment 23. Please further revise to address the following:

•

You disclose that your behind-the-meter power generation capability provides a stable, cost-effective source of power. However, you disclose in a risk factor that market prices for natural gas, among other things, is volatile, unpredictable and tends to fluctuate substantially. Please disclose the reasons why you believe you have a stable, cost-effective source of power in light of your risk factor disclosure.

•	Discuss the trends in the natural gas market during your reported periods and whether those trends are consistent with past or future expected trends.

•	Disclose the material factors that could cause volatility in the natural gas supply market and discuss the steps you are taking to mitigate such factors on your results of operations, if any.

•

Disclose specifically whether any of your natural gas purchase contracts are hedged at the balance sheet dates or were hedged during the reporting periods and discuss any impacts on your results of operations.

Response: In response to the Staff’s comment, the disclosure on page 134 of Amendment No. 2 regarding Greenidge’s behind-the-meter power generation capability has been revised to provide the reasons why Greenidge believes it has a stable, cost-effective source of power in light of the risk factor disclosure. The disclosure on page 134 of Amendment No. 2 has also been revised to include a discussion around trends in the natural gas market during its reported periods. Additionally, Greenidge has disclosed material factors that could cause volatility in the natural gas supply market and discussed the steps it is taking to mitigate such factors. Greenidge has also revised the disclosure on page 134 of Amendment No. 2 to explain that Greenidge enters into forward contracts for the purchase of a portion of anticipated natural gas purchases to partially mitigate the financial impacts of natural gas volatility and that these contracts are not considered hedges for accounting purposes as they qualify for the normal purchases and sales exception under ASC 815 as they are physically settled.

Results of Operations

Comparison of Quarters Ended March 31, 2021 and 2020, page 135

12.

You disclose that there are no specific cryptocurrency customers due to the nature of bitcoin. However, in your financial statements, you state that your contracts are with the mining pool operators. Please tell us whether you consider the mining pool operator to be your customer and if so, disclose any concentrations accordingly.

Response: In response to the Staff’s comment, the disclosure on pages 136 and 138 of Amendment No. 2 has been revised to indicate that Greenidge does consider mining pool operators as its customers and also to include disclosure regarding customer concentration. It is noted that Greenidge’s disclosure regarding mining pool operators as customers is consistent with that of its competitors.

13.

You disclose that the 293.1% increase in cryptocurrency mining revenue in the quarter ended March 31, 2021 compared to the prior year’s quarter was attributable to your increased mining fleet and average hash rate. However, on page 139, you disclose that the number of bitcoins mined for this quarter was 212 compared to 282 for the prior year’s quarter. Please discuss how the price of bitcoin factored into the amount of revenues generated from cryptocurrency mining. Provide a discussion of trends in bitcoin pricing and how it impacts your results of operations.

Response: In response to the Staff’s comment, the disclosure on page 135 of Amendment No. 2 has been revised to note that Greenidge mined 212 bitcoins at an average price of approximately $42,400 during the quarter ended March 31, 2021 and 282 bitcoins at an average price of approximately $8,100 during the quarter ended March 31, 2020. The revised disclosure notes that the 420% increase in bitcoin price year over year and Greenidge’s growth in hashrate were beneficial to bitcoin mining revenue, but were partially offset by other factors including the halving event, which occurred in May 2020 and reduced the block reward from 12.5 bitcoin per block to 6.25 bitcoin per block, and the 57% difficulty increase. The revised disclosure further notes that the increase in Greenidge’s cryptocurrency mining revenue from the quarter ended March 31, 2020 to the quarter ended March 31, 2021, is a function of increased average bitcoin selling price and growth in Greenidge’s hashrate capacity, offset by increased difficulty and the halving event.

Key Metrics and Non-GAAP Financial Measures, page 139

14.

We note that you present cash cost for MWh for both your bitcoin mining and power generation activities. As cash cost appears to be a non-GAAP measure, please revise to disclose the relevant GAAP measure with greater prominence, reconcile this measure to the GAAP measure and provide disclosure about why cash cost provides useful information to investors. Refer to Item 10(e) of Regulation S-K and SEC Release No. 33- 8176.

Response: In response to the Staff’s comment, the disclosure on pages 139 and 140 of Amendment No. 2 has been revised to include a reconciliation to the GAAP measure and also to explain why variable cash cost per MWh provides useful information to investors.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

15.

Please tell us why your auditors appear to have issued their audit report in draft form and revise to include a properly dated and signed opinion pursuant to Rule 2-02(a) of Regulation S-X. Also, tell us why you have not filled in the date through which subsequent events were evaluated in Note 13 of your unaudited interim financial statements. Refer to ASC 855-10-50-1(a).

Response: In response to the Staff’s comment, the audit report on page F-2 of Amendment No. 2 has been revised to remove the DRAFT notation and Note 14 (previously Note 13) to Greenidge’s unaudited interim financial statements on page F-41 of Amendment No. 2 has also been revised to fill in the date through which subsequent events were evaluated.

Consolidated Statement of Operations, page F-4

16.

We note your response to prior comment 36. As the generation of power appears directly related to the generation of both your digital assets and power generation revenues, please provide additional information as to why you do not allocate any plant infrastructure depreciation to your cost of revenue for either revenue stream. Tell us what assets the depreciation on plant infrastructure relates to as well as how you concluded that these assets do not contribute to revenue generation.

Response: In response to the Staff’s comment, the Consolidated Statements of Operations on page F-4 of Amendment No. 2 have been revised to separately identify costs of revenues and depreciation.

Note 11, Subsequent Events, page F-21

17.	Please revise the share information presented herein to reflect your 4 for 1 stock split in March of 2021. Refer to ASC 855-10-25-4 and SAB Topic 4.C.

Response: In response to the Staff’s comment, the disclosure on page F-21 has been revised to disclose the impact of the 4 for 1 stock split that occurred in March of 2021.

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets, page F-24

18.

You state that as a result of the corporate restructuring in January 2021, Greenidge is the successor entity for accounting purposes to GGH LLC and the financial information presented is that of GGH LLC through January 29, 2021 and Greenidge thereafter. Please revise to reflect the units that were outstanding at December 31, 2020 in your interim period balance sheet disclosures. Also, include a discussion in Note 2 to such financials regarding the predecessor/successor financial statement presentation.

Response: In response to the Staff’s comment, the Condensed Consolidated Balance Sheets on page F-24 of Amendment No. 2 have been revised to reflect the units that were outstanding at December 31, 2020. In addition, the disclosure in Note 2 to the Unaudited Condensed Consolidated Financial Statements on page F-29 of Amendment No. 2 has also been revised to include a discussion regarding the predecessor / successor financial statement presentation.

Condensed Consolidated Statements of Operations (Unaudited), page F-25

19.	Please present a measure of earnings per share on the face of your income statement for the period during which your common stock was outstanding. Refer to ASC 260-10-45-2.

Response: In response to the Staff’s comment, the Condensed Consolidated Statements of Operations (Unaudited) on page F-25 of Amendment No. 2 have been revised to present a measure of earnings per share.

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to this letter, the Registration Statement or Amendment No. 2, please do not hesitate to contact me at (202) 508-8010.

Yours very truly,

Christopher M. Zochowski

Partner

cc:	Kathleen Krebs, Special Counsel, Securities and Exchange Commission

Jan Woo, Legal Branch Chief, Securities and Exchange Commission

Rebekah Lindsey, Senior Staff Accountant, Securities and Exchange Commission

Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

Jeffrey E. Kirt, Director, Greenidge Generation Holdings Inc.

Cody L. Wright, Partner, Shearman & Sterling LLP